

02013021



P.E. 1/29/02

U.S. POST OFFICE DELAYED

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

RECEIVED
JAN 29 2002
WASH. D.C.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

**15 Great Marlborough Street
London W1F 7AS England**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934.

Yes _____   No X

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 21 December 2001   **By**   Theresa Robinson

**Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator**

21 December 2001

Corus Group plc

The following Directors of the Company purchased Corus Group plc shares at 71.5 pence per share on 20 December 2001 under the Corus Group Employee Share Ownership Plan.

	No of Shares Purchased
A P Pedder	174
D M Lloyd	174

Following this notification, the directors shareholdings are:

	No of Shares
A P Pedder	98,794
D M Lloyd	1,352

END